

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

Re: NioCorp Developments Ltd.
Registration Statement on Form S-4
Filed November 7, 2022
File No. 333-268227

Dear Mark A. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers About the Transactions
Q: Why am I receiving this joint proxy statement/prospectus?, page 7

1. Please revise your disclosure to clarify whether the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

2. Please disclose in this section the material terms of the Exchange Agreement, or provide a cross-reference to the section of your filing where such information is provided. For example, we note that you have not referenced in this section the "End Date" of the exchange right, or the terms of the Cash Exchange Election set forth in the agreement.

Q: Do any of the directors or officers of NioCorp or GX have interests in the Transactions that may differ from..., page 8

3.   Please quantify here and in other relevant sections of the registration statement the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, if any. Provide similar disclosure for the company's officers and directors, if material.

4.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

5.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

6.   We note GX's amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted the search for an acquisition target.

7.   Please expand your disclosure to discuss the sponsor's ownership interest in the combined company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

8.   We note that GX's sponsor, officers and directors have agreed not to redeem or elect to cause GX to redeem any of their founder shares in connection with the transactions. Please describe any consideration provided in exchange for this agreement.

Q: Is the obligation of each of NioCorp and GX to complete the Transactions subject to any conditions?, page 9

9.   We note you disclose that the consummation of the transactions is subject to the satisfaction or waiver of certain closing conditions. Please revise to clarify each condition that is subject to being waived and the consequences of any such waiver.

10.   We note you disclose that one of the closing conditions to the consummation of the transactions is receipt of approval for listing on Nasdaq of the NioCorp common shares to be issued in connection with the transactions and the NioCorp assumed warrants. Please disclose which Nasdaq market tier you intend to list on and whether this condition to closing could be waived without recirculation or resolicitation. Also, please advise us as to the Nasdaq listing standard that you intend to qualify for, the status of your listing process and whether it appears at this time that you meet the listing standard.

11.   Please expand your disclosure to discuss whether the minimum cash condition of $15,000,000 may be satisfied with funds in the Trust Account and, if so, the maximum

Mark A. Smith
NioCorp Developments Ltd.
December 6, 2022
Page 3

number of shares that may be redeemed without causing such cash condition to be unsatisfied. In that regard, we note that the letters of intent entered into with respect to the Yorkville financing are non-binding.

Questions and Answers About the GX Stockholder Meeting
Q. Why is GX proposing the Business Combination Proposal?, page 17

12. We note your disclosure that based on due diligence investigations into NioCorp, GX believes NioCorp is well positioned to be a reliable, U.S.-based supplier that will produce the referenced minerals in "an environmentally superior manner" and with a "strong focus on sustainability." Please describe the meaning of such terms in this context.

Summary
Ownership of the Combined Company After the Closing, page 29

13. In this section, please provide tabular disclosure that describes the equity ownership in the combined company by GX public stockholders, holders of GX founder shares, NioCorp stockholders, and others, following the completion of the Transactions under no redemption and maximum redemption scenarios, as well as the fifty percent redemption scenario. Please also provide tabular disclosure that illustrates the voting power of such parties in the combined company following completion of the Transactions under each such redemption scenario.

14. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

15. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

16. It appears that the reduced underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Registration Rights and Lock-up Agreement, page 30

17. Please revise to disclose the amount of shares of common stock that will have registration rights following the consummation of the transactions.

Risk Factors, page 46

18. Disclose the material risks to unaffiliated investors presented by conducting the Transactions through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Risks Relating to GX and the Transactions

GX's Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from the GX Public Stockholders..., page 51

19. We note your disclosure here and elsewhere that GX's Sponsor, directors, officers, advisors or their affiliates may purchase GX Class A Shares or GX Public Warrants or a combination thereof in privately negotiated transactions or in the open market and that the purpose of any such purchases of shares could be to vote such shares in favor of the Transactions. We also note your disclosure that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 64

20. We note from disclosure that GX will be treated as the "acquired" company for financial reporting purposes. We also note from page 74 that immediately following the completion of the transactions it is expected that the current NioCorp Shareholders and the current GX shareholders will respectively own 42% and 58% of outstanding NioCorp Common Shares. Please provide us a robust analysis to support your conclusion that NioCorp Developments Ltd is an accounting acquirer for the financial reporting purposes. Refer to ASC 805-10-55-10 to 55-15.

21. Please provide tabular disclosure to summarize the number and percentage ownership of the combined entity common stock outstanding, held by GX public stockholders, GX founder shares, NioCorp stockholders, and others, following the completion of the transaction under both no redemption and maximum redemption scenarios.

22. We note from page 66 that you will issue 335,487,636 NioCorp Common Shares assuming no redemptions. Please also disclose the number of NioCorp Common Shares to be issued assuming maximum redemptions.

23. We note from page 66 that the aggregate equity value of the outstanding GX Class A shares and GX Class B shares before the transactions and prior to redemptions was determined to be $343.5 million, based on the pro rata redemption amount per share as of June 30, 2022 of approximately $10 per share. Please revise to disclose separately the values of GX Class A shares and GX Class B shares, including number of shares, and amount per share.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 68

24. We note from your footnote H that you included $16 million of convertible debt with Yorkville in the pro forma balance sheet. We also note from page 149 that each NioCorp Convertible Debenture will bear interest at 5% per annum. Please clarify why there were

no adjustments for interest expense associated with the Yorkville financing and any debt issuance costs and related amortization.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 69

25.

We note you provided multiple footnotes to one amount of adjustment for pro forma balance sheet on page 67. For each adjustment you made, please revise to clearly show, in a tabular format, what individual amounts were included in the calculation leading to the amount of adjustment in each redemption scenario. In addition, provide sufficient explanations for each of those individual amounts separately. Refer to Rule 11-02(a)(8) of Regulations S-X.

26.   Please revise footnote B to clarify whether the $7,062,000 of transaction costs to be paid in cash includes the advisory fee of $382,382 disclosed on page 180. In addition, revise to present (1) the amounts of transaction costs incurred and recognized in the historical financial statements for the periods presented of NioCorp and GX and (2) the amounts of transaction costs that have been incurred but not recognized in the historical financial statements of NioCorp and GX. Tell us how you present in the pro forma financial statements for those transaction costs that have incurred but not recognized in the historical financial statements or are expected to be incurred.

27.   Please revise your footnote D on page 70 to describe how you determined the fair value of $42.6 million reported as a noncontrolling interest.

28.   Please revise your footnote (G) on page 71 to describe how you determined the fair value of $2.7 million for Earnout Shares obligation.

29.   Please revise your footnote L to clearly show quantitatively how the percentages were calculated and how the amounts of the adjustments for net income (loss) attributable to noncontrolling interests were calculated.

(3) Loss Per Share, page 71

30.   We note from page 72 that the numbers of shares issued to GX shareholders are to be 335,487,636 shares under no redemptions and 3,438,748 shares under the maximum redemptions. Please revise to clarify whether these numbers of shares include the shares issued to Class B GX shareholders. To the extent these shares do not include the shares issued to Class B GX shareholders, revise the caption to indicate these shares issued to GX Shareholders are for Class A GX shareholders.

31.   We note you presented 637,427 shares to be issued for payment of transaction costs. We also note from footnotes A, B and C that you will issue shares to cover these transaction costs. Please revise to disclose the number of shares to be issued for each of A, B, and C and reconcile to 637,427 shares.

32.   Please provide a footnote to show how 3,354,876 shares for payment of deferred underwriting fees were derived.

GX Special Meeting of Stockholders, page 92

33.   With respect to the proposed changes to the GX charter reflected in GX proposals 2 and 3, please clarify the reasons for and the general effect of such amendments in the context of the Transactions. In that regard, we note that as a result of the Transactions, GX will become a subsidiary of NioCorp.

The Transactions
Background of the Transactions, page 106

34.   Please revise your disclosure to describe in greater detail how Mr. Baer of GX was introduced to Mr. Mark Smith of NioCorp.

35.   Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of GX and NioCorp, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. For example, please discuss how the parties determined the transaction structure, a valuation of $255 million for NioCorp, the exchange ratio, and the minimum cash condition.

36.   Please expand your disclosure to discuss the negotiations between the parties and Yorkville leading up to the delivery of the non-binding term sheets by and among GX, NioCorp and Yorkville for the standby equity purchase agreement and the unsecured convertible debenture on August 30, 2022.

Opinion of NioCorp's Financial Advisor, page 124

37.   Please quantify the fees GenCap will receive for acting as financial advisor in connection with the business combination and any alternative transaction, and the fee for rendering its opinion. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Discounted Cash Flow & Market Multiples Analysis, page 127

38.   Please disclose any additional criteria that was utilized in identifying the companies selected by GenCap for its Discounted Cash Flow & Market Multiples Analysis. In addition, discuss whether any companies meeting the selection criteria used by GenCap in this analysis were excluded from the analysis and, if applicable, explain why such companies were excluded.

Opinion of GX's Financial Advisor, page 130

39.   We note you disclose that pursuant to the original engagement letter dated September 14, 2022, Scalar agreed to provide an opinion as to the fairness of the consideration and that the engagement letter provided for a transaction fee equal to $150,000. Please disclose

whether such engagement was modified or amended and whether GX has agreed to pay any other compensation to Scalar and discuss the nature and terms of any such compensation.

40.   We note your disclosure that in connection with rendering its fairness opinion, Scalar reviewed certain financial forecasts, estimates, and other data relating to the business and financial prospects of NioCorp that were publicly available, including the "Corporate Presentation." Please tell us the nature of such Corporate Presentation, and where it is publicly available. In addition, please tell us whether the "financial forecasts provided to GenCap" are publicly available, and the nature of such financial forecasts.

Discounted Cash Flow Analysis, page 132

41.   Please disclose if any companies meeting the selection criteria for the Selected Pre-Production Companies, Selected Commercial Production Companies and Selected Commercial Production Companies were excluded from the discounted cash flow valuation sensitivity analysis and, if applicable, explain why such companies were excluded.

Management After the Transactions, page 185

42.   We note you disclose that Mark A. Smith, your chief executive officer, also serves as the chief executive officer of IBC Advanced Alloys Corp. Please discuss the amount of time he devotes to your business activities and the nature of any material conflicts of interest that may exist as a result of him working for your company on a part-time basis.

Where You Can Find Additional Information, page 223

43.   Please revise to incorporate by reference your definitive proxy statement for your 2022 annual general meeting of shareholders. In that regard, we note that your annual report on Form 10-K for the fiscal year ended June 30, 2022 incorporates by reference information provided in such filing.

Exhibits

44.   Please file consents from GenCap and Scalar as exhibits to your registration statement. Refer to Rule 436 of the Securities Act.

45.   We note from the fee table provided in Exhibit 107 that it appears that you are registering the issuance of 83,871,907 NioCorp common shares issuable upon exchange of the Second Merger Class B Shares. If so, please provide your analysis as to why you believe you are eligible to register such issuance. In that regard, it appears that the Second Merger Class B Shares will be offered privately. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04.

General

46. With a view toward disclosure, please tell us whether GX's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

47. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

48. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In addition, please ensure your disclosure reflects the potential impact of the Yorkville financing transactions and the Lind III Agreement.

49. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

50. We note that Cantor was engaged as capital markets advisor to GX in connection with the transactions and that part of the IPO underwriting fee was deferred conditioned on completion of a business combination. Please quantify the aggregate fees payable to Cantor, both in cash and equity, as both deferred underwriting compensation and advisory fees that are contingent on completion of the business combination.

51. Please file a form of your preliminary proxy card as an appendix to the proxy statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

52.   Please revise to clearly state the current status of your Elk Creek Project and discuss in greater detail the planned phases and related costs for the project, including testing, permitting, construction and production.

53.   Please tell us what consideration was given, if any, by GX's board to the discount to GX's Class A shares' trading price reflected in the consideration for the business transaction. In that regard, we note that the estimated implied value of merger consideration to GX shareholders of $8.75 is at a discount to the GX Class A share closing price of $9.80 on September 23, 2022.

54.   Please provide an organizational chart outlining your pre- and post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

55.   Please tell us whether the Yorkville Convertible Debt Financing Agreement and the Yorkville Equity Facility Financing Agreement will be filed as exhibits to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brain McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo, Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation